UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

StarTek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd
160 Robinson Road, #10-01, SBF Center
Singapore, 068914
Attn: Sanjay Chakrabarty
Mukesh Sharda
(65) 6202-4734

with a copy to:

Shearman & Sterling LLP
6 Battery Road #25-03
Singapore 049909
Attn: Sidharth Bhasin
(65) 6230-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 85569C107	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Alpha Holdings Parent Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,766,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,766,667
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,766,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 85569C107	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Alpha Investment LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,766,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,766,667
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,766,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 85569C107	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Alpha GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,766,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,766,667
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,766,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 85569C107	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS CSP Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,766,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,766,667
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,766,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) is being jointly filed on behalf of CSP Alpha Holdings Parent Pte Ltd, a private limited company formed under the laws of Singapore (the “Aegis Stockholder”), CSP Alpha Investment LP, a limited partnership formed under the laws of the Cayman Islands  (“CSP Alpha LP”), CSP Alpha GP Limited, an exempted limited company formed under the laws of the Cayman Islands (“CSP Alpha GP”) and CSP Management Limited, an exempted limited company formed under the laws of the Cayman Islands (“CSP Management”) (collectively, the “Reporting Persons,” and each a “Reporting Person”), and amends the Statement on Schedule 13D filed on March 23, 2018 (the “Initial Schedule,” together with the Amendment, the “Schedule 13D”), which relates to the shares of common stock (the “StarTek Common Stock”), par value $0.01 per share of StarTek, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed in connection with the completion of the transactions contemplated by the Transaction Agreement, dated as of March 14, 2018, by and among CSP Alpha Midco Pte Ltd, a Singapore private limited company (“Aegis”), the Aegis Stockholder, and the Issuer, as amended by that certain First Amendment to Transaction Agreement, dated as of July 3, 2018 (as amended, the “Transaction Agreement”).  On July 20, 2018, upon completion of the Transactions, the Issuer acquired all of the outstanding capital stock of Aegis and issued 20,600,000 shares of the StarTek Common Stock to the Aegis Stockholder (the “Initial Issuance”).  Concurrently, the Aegis Stockholder purchased 166,667 newly issued shares of StarTek Common Stock at a price of $12.00 per share for a total cash payment to the Issuer of $2,000,000 (collectively, with the Initial Issuance and all other transactions contemplated by the Transaction Agreement, the “Transactions”).  As a result of the completion of the Transactions, Aegis became a wholly-owned subsidiary of the Issuer.

This Amendment amends and supplements the Initial Schedule.  Except as set forth herein, the Initial Schedule is unmodified and remains in full force and effect.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Initial Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule is amended to add the following:

On July 3, 2018, the Issuer, Aegis and the Aegis Stockholder entered into an amendment to the Transaction Agreement (the “First Amendment”).  Pursuant to the First Amendment, the number of shares of StarTek Common Stock that the Aegis Stockholder additionally purchased was reduced from 833,333 to 166,667 shares and the additional cash payment amount paid to the Issuer was reduced from $10,000,000 to $2,000,000, which continued to represent a purchase price of $12 per share of StarTek Common Stock.  The source of funds for the $2,000,000 payment was the Reporting Persons’ working capital.

As of July 20, 2018, upon the completion of the Transactions, the Reporting Persons are no longer deemed to have shared voting power with respect to the shares of StarTek Common Stock owned by the Stockholders, who had previously held approximately 29.9% of the outstanding StarTek Common Stock in the aggregate and each of whom had entered into a Support Agreement with the Aegis Stockholder.

A copy of the First Amendment, listed as Exhibit 99.6 hereto, is incorporated by reference to Annex A to the Supplement to the Proxy Statement filed by the Issuer with the SEC on July 3, 2018.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule is amended and restated as follows:

Purpose of the Transaction

The Reporting Persons acquired the StarTek Common Stock pursuant to the terms of the Transaction Agreement for the purposes of acquiring control of the Issuer.  Pursuant to the Transaction Agreement, at the closing of the Transactions, (a) the Issuer delivered certificates representing 20,766,667 shares of StarTek Common Stock to the Aegis Stockholder; (b) the Aegis Stockholder delivered $2,000,000 and stock certificates representing all of the shares of the outstanding capital stock of Aegis, including all documents necessary to transfer good and valid title, to the Issuer. As a result, Aegis became a wholly-owned subsidiary of the Issuer, and the Aegis Stockholder holds approximately 56.2% of the outstanding shares of StarTek Common Stock.

Plans or Proposals

Pursuant to the Transaction Agreement and the Stockholders Agreement, dated as of July 20, 2018, by and between the Aegis Stockholder and the Issuer (the “Stockholders Agreement”), the Issuer’s board of directors (the “Board”) will consist of (a) nine (9) members comprised of five (5) directors, including the chairman, designated by the Aegis Stockholder (the “Aegis Designated Directors”), (b) the President and Chief Executive Officer of the Issuer, and (c) three (3) independent directors (the “Non-Stockholder Directors”).  Upon the consummation of the Transactions, four Aegis Designated Directors, the new President and Chief Executive Officer of the Issuer and three Non-Stockholder Directors were appointed, with the Aegis Stockholder reserving its right to fill the vacancy of the additional Aegis Designated Director at any time.  The Aegis Stockholder has the right to designate a majority of the directors on the Issuer’s board of directors so long as it holds 50% or more of the outstanding shares of StarTek Common Stock and intends to do so for so long as it has such right.

The Reporting Persons, as majority shareholders of the Issuer, intend to continue to evaluate the combined business of the Issuer and Aegis and will seek to increase the value of the Issuer, including by implementing changes to the combined business, which could include changes to senior management.  The Reporting Persons may also at any time and from time to time determine (subject to applicable law and the terms of the Stockholders Agreement) to take an action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including the Reporting Persons or other persons acquiring securities or additional securities of the Issuer, through open market purchases, private agreements or otherwise; disposing of all or a portion of the securities of the Issuer owned by them through open market sales or private agreements; and business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, shared service agreements, collaborations, joint ventures and other business arrangements  involving the Issuer.  Any action or actions the Reporting Persons might undertake in respect of the Issuer’s securities will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the StarTek Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s and the Reporting Persons’ business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Schedule 13D are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b)          The aggregate number and percentage of shares of StarTek Common Stock beneficially owned by the Reporting Persons is 20,766,667 newly issued shares, constituting approximately 56.2% of the outstanding shares of StarTek Common Stock. This percentage is based on an aggregate of 16,216,297 shares of StarTek Common Stock outstanding as of June 1, 2018, as provided by the Issuer in the Supplement to the Proxy Statement filed with the SEC on July 5, 2018, plus the 20,766,667 newly issued shares.

The Reporting Persons beneficially owns 20,766,667 shares of StarTek Common Stock and have shared voting and dispositive power with regard to the 20,766,667 shares.  Other than the shared voting and dispositive power of the shares of StarTek Common Stock as set forth in this Schedule 13D, the Reporting Persons have not acquired and do not beneficially own any shares of StarTek Common Stock.

Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A of the Initial Schedule beneficially own any shares of StarTek Common Stock, have the right to acquire any shares of StarTek Common Stock, have any power to vote or direct the vote of any shares of StarTek Common Stock, or have any power to dispose or direct the disposition of any shares of StarTek Common Stock.

(c)          Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A of the Initial Schedule have effected any transactions in the shares of StarTek Common Stock during the past sixty (60) days.

(d)          No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule is hereby amended and restated as follows:

Stockholders Agreement

In connection with the consummation of the Transactions the Aegis Stockholder and the Issuer entered into the Stockholders Agreement, which sets forth, among other things, certain rights, duties and obligations of the Aegis Stockholder and the Issuer.  The Stockholders Agreement sets forth the composition of the new Board, consisting of a majority of the Aegis Designated Directors and provides for the adjustment to the number of Aegis Designated Directors in proportion to the Aegis Stockholder’s change in ownership of the outstanding shares of StarTek Common Stock.  The Audit Committee, Compensation Committee and the Governance and Nominating Committee will consist of three directors each, including at least one Non-Stockholder Director.  The Stockholders Agreement also memorializes other agreements made between the Aegis Stockholder and the Issuer relating to confidentiality, waiver of corporate opportunity, preemptive rights and information access rights.  The Aegis Stockholder and its subsidiaries will also hold registration rights, including demand rights and customary piggyback registration rights.  The above description of the Stockholders Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Stockholders Agreement.  A copy of the Stockholders Agreement, listed as Exhibit 99.7 hereto, is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on July 20, 2018.

Pledge of the Aegis Stockholder’s shares of StarTek Common Stock

In connection with the Transactions, the Aegis Stockholder entered into a certain Pledge Agreement, dated as of July 20, 2018, with GLAS Trust Corporation Limited, acting as security agent for a third-party mezzanine lender (the “Mezzanine Lender”) with whom the Aegis Stockholder had entered into a mezzanine facility agreement (the “Mezzanine Facility”) in connection with the Aegis Stockholder’s acquisition of Aegis and its subsidiaries.  Prior to the consummation of the Transactions, the shares of Aegis capital stock owned by the Aegis Stockholder were pledged to secure its obligations under the Mezzanine Facility.  In order to transfer the entire outstanding capital stock of Aegis, the Transactions required the consent of the Mezzanine Lender and the release of the pledge and security interest in the shares of Aegis capital stock (the “Consent”).  The Mezzanine Lender agreed to provide Consent and release the security interest held in Aegis in exchange for, among other things, a pledge on the Aegis Stockholder’s newly acquired shares of StarTek Common Stock.  The Mezzanine Facility relates to a US$34,450,000 facility pursuant to which CSP Alpha Co-Invest LP, an affiliate of the Aegis Stockholder, is the borrower, and includes customary terms and conditions, including with respect to events of default and similar provisions.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Schedule is amended to add the following exhibits:

Exhibit No.	Description
Exhibit 99.6
First Amendment to Transaction Agreement, dated as of July 3, 2018, by and among StarTek, Inc., CSP Alpha Midco Pte Ltd, and CSP Alpha Holdings Parent Pte Ltd. (incorporated by reference to Annex A to the Schedule 14A filed by StarTek, Inc. with the SEC on July 5, 2018).

Exhibit 99.7
Stockholders Agreement, dated as of July 20, 2018, by and between StarTek, Inc. and CSP Alpha Holdings Parent Pte Ltd (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by StarTek, Inc. with the SEC on July 20, 2018).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 23, 2018	CSP ALPHA HOLDINGS PARENT PTE LTD

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA INVESTMENT LP By: CSP Alpha GP Limited, its General Partner

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA GP LIMITED

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP MANAGEMENT LIMITED

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director